Exhibit 4.2

THIS SECOND SIDE LETTER to the Facility Agreement (defined below) is dated 18 December 2014 and is made between:

(1)	PT HOEGH LNG LAMPUNG (the Borrower);
(2)	STANDARD CHARTERED BANK as facility agent for the other Finance Parties (the Facility Agent).

(together, the Parties).

1

We refer to the US$299,000,000 term loan facility and US$10,700,000 standby letter of credit facility dated 12 September 2013 between, amongst others, the Parties, as such has been amended or restated prior to the date hereof (the Facility Agreement).

2

This letter is supplemental to the Facility Agreement.  Terms and expressions defined in the Facility Agreement shall have the same meanings when used herein, unless otherwise defined herein or the context otherwise requires.

3

References in the Facility Agreement to “this Agreement” shall, with effect from the date of this letter and unless the context otherwise requires, be references to the Facility Agreement as amended by this letter and words such as “herein”, “hereof”, “hereafter”, “hereby” and “hereto”, where they appear in the Facility Agreement, shall be construed accordingly.

4	The Facility Agreement shall, with effect on and from the date of this letter, be (and it is hereby) amended as follows:
(a)	The definition of First Repayment Date shall be deleted in its entirety and be replaced with the following definition:

First Repayment Date means, in respect of the K-sure Facility and the FSRU Tranche of the Commercial Facility, subject to clause 40.8 (Business Days), 29 December 2014.

(b)	The definition of K-Sure Final Maturity Date shall be deleted in its entirety and replaced with the following definition:

K-Sure Final Maturity Date means, subject to clause 40.8 (Business Days), 29 September 2026, or such later date as the Facility Agent may agree (on the instructions of the Lenders and K-sure, in their absolute discretion).

(c)	The definition of Original FSRU Tranche Final Maturity shall be deleted in its entirety and replaced with the following definition:

Original FSRU Tranche Final Maturity Date means, subject to clause 40.8 (Business Days), 29 September 2021, or such later date as the Facility Agent may agree (on the instructions of the Lenders, in their absolute discretion).

5

Save as may be amended or varied hereby, the terms of the Facility Agreement and the other Finance Documents shall remain unaltered and in full force and effect and shall be read and construed as the same may have been amended by this letter.

6

This letter may be executed in counterparts and by each party on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

7	This letter and any non-contractual obligations connected with it are governed by and, shall be construed in accordance with, English law.

THE BORROWER

PT HOEGH LNG LAMPUNG

By:

/s/ Parthsarthi Jindal

THE FACILITY AGENT

for and on behalf of the Finance Parties

STANDARD CHARTERED BANK

By:

/s/ Paul Thompson

Paul Thompson Director,
Agency UK/Europe
Standard Chartered Bank